EXHIBIT 99.2

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Financial Statements

Three and six months ended July 31, 2024 and 2023

(Expressed in Canadian dollars)

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Professional Accountants for a review of interim financial statements by an entity’s auditor.

2

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian dollars)

(Unaudited)

	July 31, 2024 $	January 31, 2024 $
Assets

Current assets
Cash	126,305	37,384
Amounts receivable	24,987	39,536
Prepaids and other current assets	298,407	247,826

Total assets	449,699	324,746

Liabilities and Deficit

Current liabilities
Accounts payable and accrued liabilities	4,764,638	4,976,823
Due to related parties (Note 13)	883,477	1,295,199
Financial guarantee liability (Note 14(c))	550,392	550,392
Convertible debentures (Note 5)	28,550	–
Warrant liabilities (Note 8(b))	31,740	4,468

Total current liabilities	6,258,797	6,826,882

Non-current liabilities
Financial guarantee liability (Note 14(c))	590,870	590,870
Convertible debentures (Note 5)	684,215	245,234
Loans payable (Note 6)	90,041	82,495
Warrant liabilities (Note 8(a))	397,934	275,032

Total liabilities	8,021,857	8,020,513

Deficit
Common shares (Note 7)	79,821,182	78,459,590
Reserves (Note 10)	27,565,705	25,581,211
Accumulated other comprehensive income	197,386	226,391
Accumulated deficit	(118,461,982)	(115,075,713)

Deficit attributable to shareholders	(10,877,709)	(10,808,521)
Non-controlling interests	3,305,551	3,112,754

Total deficit	(7,572,158)	(7,695,767)

Total liabilities and deficit	449,699	324,746

Nature of operations and going concern (Note 1) and commitments and contingencies (Note 14)

Approved on behalf of the Board of Directors

“Ahmad Doroudian”             Director

“Ralph Anthony Pullen”        Director

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

3

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Statements of Loss and Other Comprehensive Loss

(Expressed in Canadian dollars)

(Unaudited)

	Three Months Ended		Six Months Ended
	July 31, 2024 $	July 31, 2023 $	July 31, 2024 $	July 31, 2023 $

Expenses
Consulting fees	222,538	106,011	803,044	220,978
Foreign exchange loss (gain)	57,724	(87,597)	113,110	(17,136)
General and administrative	76,095	74,821	135,879	163,340
Professional fees	270,529	184,570	410,778	354,797
Research and development	270,287	184,799	385,118	251,444
Wages, salaries and employment expenses	271,584	464,373	1,643,479	790,462

Total expenses	1,168,757	926,977	3,491,408	1,763,885

Loss from operations	(1,168,757)	(926,977)	(3,491,408)	(1,763,885)

Other income (expenses)
Accretion (Notes 5 and 6)	(164,440)	–	(191,262)	–
Change in financial guarantee liability (Note 14(c))	–	(78,515)	–	14,785
Change in unrealized gains/losses on warrant liabilities (Notes 8(a) and 8(b))	(68,739)	(16,007)	(150,174)	(233,715)
Gain from extinguishment/forgiveness of debts (Note 13)	–	–	112,442	–
Interest expense	(46,348)	(5,872)	(82,632)	(7,527)
Other	–	(249)	–	(947)
Recovery of penalties	–	–	305,437	–

Total other income (expenses)	(279,527)	(100,643)	(6,189)	(227,404)

Net loss	(1,448,284)	(1,027,620)	(3,497,597)	(1,991,289)

Other comprehensive income (loss)
Foreign currency translation adjustment of foreign operations	661	15,154	(29,120)	1,601

Net comprehensive loss	(1,447,623)	(1,012,466)	(3,526,717)	(1,989,688)

Net loss attributable to:
Shareholders	(1,439,459)	(1,019,308)	(3,386,269)	(1,391,042)
Non-controlling interests (Note 11)	(8,825)	(8,312)	(111,328)	(600,247)

	(1,448,284)	(1,027,620)	(3,497,597)	(1,991,289)

Net comprehensive loss attributable to:
Shareholders	(1,438,991)	(1,004,095)	(3,415,274)	(1,389,137)
Non-controlling interests (Note 11)	(8,623)	(8,371)	(111,443)	(600,551)

	(1,447,623)	(1,012,466)	(3,526,717)	(1,989,688)

Net loss per share, basic and diluted	(0.01)	(0.01)	(0.03)	(0.02)

Weighted average shares outstanding, basic and diluted	120,451,347	109,195,732	118,209,713	104,655,521

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

4

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Statements of Changes in Deficit

(Expressed in Canadian dollars)

(Unaudited)

	Common Shares		Subscriptions		Accumulated Other Comprehensive Income - Foreign Currency			Non-controlling	Total
	Shares #	Amount $	Received $	Reserves $	Translation $	Deficit $	Total $	Interests $	Deficit $

Balance – January 31, 2023	90,103,876	76,571,515	74,000	24,581,942	231,003	(112,186,681)	(10,728,221)	3,194,751	(7,533,470)
Common shares issued for cash (Notes 7(e), 7(f), 7(g), 11 and 13)	20,771,429	1,530,324	(74,000)	308,972	–	–	1,765,296	(72,190)	1,693,106
Subscriptions received (Note 13)	–	–	60,000	–	–	–	60,000	–	60,000
Capital contribution by officers in forgiveness of liabilities (Note 13)	–	–	–	469,129	–	–	469,129	–	469,129
Share-based payments (Note 10)	–	–	–	326,468	–	–	326,468	–	326,468
Foreign currency translation adjustment of foreign operations	–	–	–	–	1,905	–	1,905	(304)	1,601
Net loss	–	–	–	–	–	(1,391,042)	(1,391,042)	(600,247)	(1,991,289)

Balance – July 31, 2023	110,875,305	78,101,839	60,000	25,686,511	232,908	(113,577,723)	(9,496,465)	2,522,010	(6,974,455)

Balance – January 31, 2024	115,825,302	78,459,590	–	25,581,211	226,391	(115,075,713)	(10,808,521)	3,112,754	(7,695,767)
Common shares issued for cash (Notes 7(c), 7(d) and 13)	7,050,000	705,000	–	–	–	–	705,000	–	705,000
Subscriptions received (Note 11)	–	–	–	–	–	–	–	20,240	20,240
Settlement of accounts payable and due to related parties (Notes 7(a) and 13)	218,750	19,688	–	–	–	–	19,688	284,000	303,688
Equity component of convertible debentures (Note 5)	–	–	–	321,748	–	–	321,748	–	321,748
Warrants granted as issue costs for convertible debentures (Notes 5(b), 5(c) and 5(e))	–	–	–	14,606	–	–	14,606	–	14,606
Common shares issued for conversion of debentures (Notes 5(a), 5(b), 5(c), 7(b) and 13)	6,369,041	636,904	–	–	–	–	636,904	–	636,904
Share-based payments (Note 10)	–	–	–	1,648,140	–	–	1,648,140	–	1,648,140
Foreign currency translation adjustment of foreign operations	–	–	–	–	(29,005)	–	(29,005)	(115)	(29,120)
Net loss	–	–	–	–	–	(3,386,269)	(3,386,269)	(111,328)	(3,497,597)

Balance – July 31, 2024	129,463,093	79,821,182	–	27,565,705	197,386	(118,461,982)	(10,877,709)	3,305,551	(7,572,158)

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

5

BETTERLIFE PHARMA INC.

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in Canadian dollars)

(Unaudited)

	Six Months Ended
	July 31, 2024 $	July 31, 2023 $
Operating activities

Net loss	(3,497,597)	(1,991,289)
Adjustments to reconcile net loss to net cash used in operating activities:
Accretion	191,262	–
Change in financial guarantee liability	–	(14,785)
Change in unrealized gains/losses on warrant liabilities	150,174	233,715
Foreign exchange loss	113,110	(17,136)
Gain from extinguishment/forgiveness of debts	(112,442)	–
Share-based payments	1,648,140	326,468
Changes in working capital accounts:
Amounts receivable	14,567	5,260
Prepaids and other current assets	(50,580)	(277,456)
Accounts payable and accrued liabilities	(297,350)	(682,120)
Due to related parties	(19,819)	595,936
Net cash used in operating activities	(1,860,535)	(1,821,407)

Financing activities
Proceeds from issuance of units, net	705,000	1,814,143
Proceeds from subscriptions received	–	60,000
Proceeds from subscriptions received by MedMelior	20,240	–
Proceeds from convertible debentures, net	1,224,200	–
Net cash provided by financing activities	1,949,440	1,874,143

Effects of exchange rate changes on cash	16	(51)

Net change in cash	88,921	52,685
Cash – beginning of period	37,384	8,307
Cash – end of period	126,305	60,992

Supplemental cash flow disclosures (Note 12)

(The accompanying notes are an integral part of these condensed consolidated interim financial statements)

6

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2024 and 2023

(Expressed in Canadian dollars)

(Unaudited)

1. Nature of Operations and Going Concern

BetterLife Pharma Inc. (the “Company”) was incorporated in British Columbia under the Business Corporations Act on June 10, 2002 whose common shares are publicly traded on the Canadian Securities Exchange under the symbol “BETR” and on the OTCQB under the symbol “BETRF”. The Company is a biopharmaceutical company engaged in the development of patented pharmaceuticals.

These condensed consolidated interim financial statements have been prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

As at July 31, 2024, the Company has not earned any revenue and has an accumulated deficit of $118,461,982 (January 31, 2024 - $115,075,713). During the three and six months ended July 31, 2024, the Company incurred a net loss of $1,448,284 and $3,497,597, respectively (three and six months ended July 31, 2023 - $1,027,620 and $1,991,289, respectively). During the six months ended July 31, 2024, the Company also incurred negative cash flows from operating activities of $1,860,535 (six months ended July 31, 2023 - $1,821,407). As at July 31, 2024, the Company’s current liabilities exceeded its current assets by $5,809,098 (January 31, 2024 - $6,502,136).

To date, the Company has funded operations through equity offerings and debt financings. As the Company is pre-commercialization and has limited liquidity, it is exploring alternatives to address its limited liquidity, including potential merger or business combinations in addition to equity and debt financings. There can be no assurances that any of the explored alternatives would be successful.

The continued operations and future viability of the Company are dependent on the ability:

•	To raise cash flows from financing activities to cover operating losses and liabilities as they come due;
•	To negotiate flexible payment terms with suppliers; and
•	To cut costs to achieve its plans.

Management intends to continue to pursue additional financing through issuances of equity or debentures. There is no assurance that additional funding will be available on a timely basis or on terms acceptable to the Company. These events or conditions indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern and ultimately on the appropriateness of the use of accounting policies applicable to a going concern. These condensed consolidated interim financial statements do not reflect the adjustments or reclassifications of assets and liabilities which would be necessary if the Company were unable to continue its operations. Such adjustments could be material.

The head office and principal address of the Company is located at 1275 West 6th Avenue, #300, Vancouver, BC, Canada, V6H 1A6.

2. Material Accounting Policies

(a)	Basis of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee.

7

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2024 and 2023

(Expressed in Canadian dollars)

(Unaudited)

2. Material Accounting Policies (continued)

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, using accounting policies which are consistent with IFRS as issued by the IASB. They do not include all of the information required for full annual consolidated financial statements in compliance with IAS 1, Presentation of Financial Statements.

These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the most recent annual audited consolidated financial statements for the year ended January 31, 2024 and should be read in conjunction with those audited consolidated financial statements. These condensed consolidated interim financial statements were approved by the Board of Directors and authorized for issue on September 25, 2024.

(b)	Basis of Measurement and Presentation

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value and are presented in Canadian dollars.

(c)	Basis of Consolidation

Subsidiaries

The condensed consolidated interim financial statements incorporate the financial statements of the Company and entities controlled by the Company. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are fully consolidated from the date on which the Company obtains control and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same period as the parent company, using consistent accounting policies. The Company has consolidated the assets, liabilities, revenues and expenses of its subsidiaries after the elimination of inter-company transactions and balances.

The consolidating entities include:

	% of ownership		Jurisdiction

BetterLife Pharma Inc.	Parent		Canada
MedMelior Inc.	91%		Canada
Blife Therapeutics Inc.	100%		Canada
BetterLife Pharma US Inc. (dissolved April 2024)	100%		U.S.A.
Altum Pharma (Australia) Pty Ltd.	100	%(1)	Australia
Altum Pharmaceuticals (HK) Limited	100	%(1)	Hong Kong

(1) Wholly-owned subsidiaries of MedMelior Inc.

Non-controlling interests

Non-controlling interests (“NCI”) represents the non-controlling shareholders’ portion of the net assets and net loss of MedMelior Inc. (“MedMelior”) and its wholly-owned subsidiaries. Changes to the Company’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

8

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2024 and 2023

(Expressed in Canadian dollars)

(Unaudited)

2. Material Accounting Policies (continued)

(d)	Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

For critical judgments used by management, refer to the Company’s most recent annual consolidated financial statements for the year ended January 31, 2024.

(e)	Foreign Currency

The Company’s presentation currency is the Canadian dollar. The functional currency of the parent entity, BetterLife Pharma Inc., and its subsidiaries, MedMelior Inc. and Blife Therapeutics Inc., is the Canadian dollar. The functional currency of the U.S. subsidiary, BetterLife Pharma US Inc., is the U.S. dollar. The functional currency of the Hong Kong subsidiary, Altum Pharmaceuticals (HK) Limited, is the Hong Kong dollar. The functional currency of the Australian subsidiary, Altum Pharma (Australia) Pty Ltd., is the Australian dollar.

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Company and its subsidiaries at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in other than the functional currency are translated at the exchange rates in effect at the financial position date. The resulting exchange gains and losses are recognized in the condensed consolidated interim statements of loss and other comprehensive loss. Non-monetary assets and liabilities denominated in other than the functional currency that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value is determined. Non-monetary items that are measured in terms of historical cost in other than the functional currency are translated using the exchange rate at the date of transaction.

Foreign operations

For consolidation purposes, the assets and liabilities of foreign operations are translated to the presentation currency using the exchange rate prevailing at the financial position date. The income and expenses of foreign operations are translated to the presentation currency using the average rates of exchange during the period. All resulting exchange differences are recorded as other comprehensive income (loss) and accumulated in a separate component of shareholders’ equity or deficit, described as foreign currency translation adjustment.

9

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2024 and 2023

(Expressed in Canadian dollars)

(Unaudited)

2. Material Accounting Policies (continued)

(f)	Comprehensive Income (Loss)

Comprehensive income or loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources. Financial assets that are measured at fair value through other comprehensive income will have revaluation gains and losses included in other comprehensive income or loss until the asset is removed from the condensed consolidated interim statement of financial position. Certain gains and losses on the translation of amounts between the functional and presentation currency of the Company are included in other comprehensive income or loss. Gains and losses on translation of foreign subsidiaries are initially recognized in other comprehensive income or loss. Accumulated other comprehensive income or loss on translation of foreign subsidiaries are reclassified from equity to deficit on disposal of the subsidiary.

(g)	Income (Loss) Per Share

The Company presents the basic and diluted earnings or loss per share data for its common shares, calculated by dividing the earnings or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings or loss per share is determined by adjusting the earnings or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares. For the three and six months ended July 31, 2024 and 2023, basic net loss per share equals diluted net loss per share as the Company incurred net losses during these years and the Company’s share purchase options and warrants were anti-dilutive.

3. New Accounting Pronouncements

The following new accounting standards and interpretations were adopted by the Company at February 1, 2024.

IAS 1 – Presentation of Financial Statements

IAS 1 has been amended to modify the requirements introduced by Classification of Liabilities as Current or Non-current on how an entity classifies debt and other financial liabilities as current or non-current in particular circumstances. Only covenants with which an entity is required to comply on or before the reporting date affect the classification of a liability as current or non-current. In addition, an entity has to disclose information in the notes that enables users of financial statements to understand the risk that non-current liabilities with covenants could become repayable within twelve months.

The amendments are to be applied prospectively and are effective for annual periods beginning on or after January 1, 2024. The amendments did not have a material impact on the Company’s condensed consolidated interim financial statements.

4. Intangible Assets

The Company is currently developing several drug candidates and holds a portfolio of patents related to them. The relevant intangible assets have been fully impaired in prior years and currently are recorded at carrying values of $nil.

10

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2024 and 2023

(Expressed in Canadian dollars)

(Unaudited)

5. Convertible Debentures

Convertible Debentures $

Balance, January 31, 2023	–
Proceeds from issuances of convertible debentures (Note 5(a))	300,000
Transfer of conversion component to equity	(60,385)
Accretion and interest	5,619

Balance, January 31, 2024	245,234
Proceeds from issuances of convertible debentures (Notes 5(b), 5(c), 5(d), 5(e) and 13)	1,243,000
Transfer of conversion component to equity	(321,748)
Transaction costs (Notes 5(b), 5(c) and 5(e))	(33,406)
Accretion and interest	239,529
Interest payments	(22,940)
Conversion (Notes 5(a), 5(b), 5(c), 7(b) and 13)	(636,904)
Balance, July 31, 2024	712,765

Current, July 31, 2024	28,550
Non-current, July 31, 2024	684,215
Balance, July 31, 2024	712,765

(a)

On December 31, 2023, the Company issued unsecured convertible debentures for $300,000. The debentures bear interest at 10% per annum, have maturity date of June 30, 2025 and are convertible into units, with each unit consisting of one common share and one share purchase warrant, at a conversion price equal to $0.10 per unit. Each share purchase warrant received on conversion will have an exercise price of $0.10 per warrant and will expire on December 31, 2025. The effective interest rate has been determined to be 15.1% per annum.

During the six months ended July 31, 2024, principal and accrued interest of $300,000 and $3,534, respectively, were converted into a total of 3,035,342 common shares and 3,035,342 share purchase warrants of the Company (Notes 7(b) and 13). The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $nil allocated to the warrants (Note 8(c)).

(b)

On February 29, 2024, the Company issued unsecured convertible debentures for $65,000. The debentures bear interest at 10% per annum, have maturity date of February 28, 2026 and are convertible into units, with each unit consisting of one common share and one share purchase warrant, at a conversion price equal to $0.10 per unit. Each share purchase warrant received on conversion will have an exercise price of $0.10 per warrant and will expire on August 28, 2026. The effective interest rate has been determined to be 15.1% per annum.

Transaction costs totaling $8,955 consisted of the following: 78,000 brokers’ warrants (Note 8(c)) with fair value of $3,755 and brokers’ fee of $5,200. Brokers’ warrants entitle the holder to purchase one common share at an exercise price of $0.10 and expire on February 28, 2026. The fair values of the brokers’ warrants were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably. The Company used the Black-Scholes option pricing model to value the brokers’ warrants.

11

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2024 and 2023

(Expressed in Canadian dollars)

(Unaudited)

5. Convertible Debentures (continued)

During the six months ended July 31, 2024, principal of $35,000 was converted into 350,000 common shares and 350,000 share purchase warrants of the Company (Note 7(b)). The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $nil allocated to the warrants (Note 8(c)).

(c)

On March 28, 2024, the Company issued unsecured convertible debentures for $780,000 (Note 13). The debentures bear interest at 10% per annum, have maturity date of March 27, 2026 and are convertible into units, with each unit consisting of one common share and one share purchase warrant, at a conversion price equal to $0.10 per unit. Each share purchase warrant received on conversion will have an exercise price of $0.10 per warrant and will expire on September 27, 2026. The effective interest rate has been determined to be 15.1% per annum.

Transaction costs totaling $19,906 consisted of the following: 168,000 brokers’ warrants (Note 8(c)) with fair value of $8,706 and brokers’ fee of $11,200. Brokers’ warrants entitle the holder to purchase one common share at an exercise price of $0.10 and expire on March 27, 2026. The fair values of the brokers’ warrants were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably. The Company used the Black-Scholes option pricing model to value the brokers’ warrants.

During the six months ended July 31, 2024, principal and accrued interest of $295,000 and $3,370, respectively, were converted into a total of 2,983,699 common shares and 2,983,699 share purchase warrants of the Company (Notes 7(b) and 13). The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $nil allocated to the warrants (Note 8(c)).

(d)

On April 2, 2024, the Company issued unsecured convertible debentures for $368,000. The debentures bear interest at 10% per annum, have maturity date of April 1, 2026 and are convertible into units, with each unit consisting of one common share and one share purchase warrant, at a conversion price equal to $0.10 per unit. Each share purchase warrant received on conversion will have an exercise price of $0.10 per warrant and will expire on October 1, 2026. The effective interest rate has been determined to be 15.1% per annum.

(e)

On April 30, 2024, the Company issued unsecured convertible debentures for $30,000. The debentures bear interest at 10% per annum, have maturity date of April 29, 2026 and are convertible into units, with each unit consisting of one common share and one share purchase warrant, at a conversion price equal to $0.10 per unit. Each share purchase warrant received on conversion will have an exercise price of $0.10 per warrant and will expire on October 29, 2026. The effective interest rate has been determined to be 15.1% per annum.

Transaction costs totaling $4,545 consisted of the following: 36,000 brokers’ warrants (Note 8(c)) with fair value of $2,145 and brokers’ fee of $2,400. Brokers’ warrants entitle the holder to purchase one common share at an exercise price of $0.10 and expire on April 29, 2026. The fair values of the brokers’ warrants were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably. The Company used the Black-Scholes option pricing model to value the brokers’ warrants.

12

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2024 and 2023

(Expressed in Canadian dollars)

(Unaudited)

5. Convertible Debentures (continued)

The convertible debentures contained no financial covenants. The liability components of the convertible debentures were determined by using discounted cash flows to measure the fair values of similar liabilities that exclude convertibility features. Accretion expense on convertible debentures for the three and six months ended July 31, 2024 was $160,526 and $183,684, respectively (three and six months ended July 31, 2023 - $nil and $nil, respectively). As at July 31, 2024, accrued interest of $28,550 (January 31, 2024 - $2,548) was included in convertible debentures.

6.    Loans Payable

Loans Payable $

Balance, January 31, 2023	80,000
Accretion and interest	2,495

Balance, January 31, 2024	82,495
Interest payment	(3,024)
Accretion and interest	10,570

Balance, July 31, 2024	90,041

Current, July 31, 2024	–
Non-current, July 31, 2024	90,041

Balance, July 31, 2024	90,041

In February 2021, the Company and its subsidiary, MedMelior, each entered into Canada Emergency Business Account (“CEBA”) term loan agreements for $60,000 with an initial expiry date of December 31, 2022 (amended to January 18, 2024) and interest rate of nil% per annum during this initial term. The CEBA term loan agreements also provide for an extended maturity date of December 31, 2025 (amended to December 31, 2026) and interest rate of 5% per annum during the extended term.

Accretion expense on CEBA term loans for the three and six months ended July 31, 2024 was $3,914 and $7,578, respectively (three and six months ended July 31, 2023 - $nil and $nil, respectively). As at July 31, 2024, accrued interest of $181 (January 31, 2024 - $214), was included in loans payable.

7. Common Shares

Authorized: Unlimited number of common shares without par value

During the six months ended July 31, 2024:

(a)	On April 2, 2024, the Company issued 218,750 common shares with a fair value of $19,688 to a third party for settlement of accounts payable.

(b)	The Company issued units pursuant to conversion of convertible debentures at conversion price of $0.10 as follows (Notes 5(a), 5(b) and 5(c)):

13

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2024 and 2023

(Expressed in Canadian dollars)

(Unaudited)

7. Common Shares (continued)

Issuance Dates of	Total Amount	Converted Into
Convertible Debentures	Converted	Common Shares	Warrants

December 31, 2023	$303,534	3,035,342	3,035,342
February 29, 2024	$35,000	350,000	350,000
March 28, 2024	$298,370	2,983,699	2,983,699

	$636,904	6,369,041	6,369,041

(c)

On June 14, 2024, the Company closed on a brokered private placement and issued 5,300,000 units at price of $0.10 per unit for gross proceeds of $530,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.13 and expiring on June 13, 2026. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $nil allocated to the warrants (Note 8(c)).

(d)

On July 2, 2024, the Company closed on a brokered private placement and issued 1,750,000 units at price of $0.10 per unit for gross proceeds of $175,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.13 and expiring on July 1, 2026. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $nil allocated to the warrants (Note 8(c)).

During the six months ended July 31, 2023:

(e)

On March 14, 2023, the Company closed on a brokered private placement and issued 15,000,000 units at price of $0.10 per unit for gross proceeds of $1,500,000.  Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.15 and expiring on March 14, 2028.  The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $225,000 allocated to the warrants.

Share issue costs totaling $228,972 consisted of the following: 840,000 brokers’ warrants with fair value of $39,972, brokers’ fee of $84,000 and other transaction costs of $105,000.  Brokers’ warrants entitle the holder to purchase one common share at an exercise price of $0.10 and expire on March 14, 2025.  The fair values of the brokers’ warrants were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably. The Company used the Black-Scholes option pricing model to value the brokers’ warrants.

(f)

On March 14, 2023, the Company closed on a non-brokered private placement and issued 3,571,429 units at price of US$0.07 per unit for gross proceeds of $357,143 (US$250,000). Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of US$0.11 and expiring on March 14, 2028. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $48,846 allocated to the warrants (Note 8(a)).

(g)

On July 10, 2023, the Company closed on a non-brokered private placement and issued 2,200,000 units at price of $0.10 per unit for gross proceeds of $220,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.15 and expiring on July 9, 2028. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $44,000 allocated to warrants.

14

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2024 and 2023

(Expressed in Canadian dollars)

(Unaudited)

8. Share Purchase Warrants

(a)	Warrant liabilities

At July 31, 2024, the Company has 3,571,429 share purchase warrants with exercise prices denominated in U.S. dollars. When non-compensatory warrants have an exercise price denominated in a currency which is different from the functional currency of the Company (Canadian dollar), the warrants are treated as financial liabilities. These warrants are therefore classified as financial liabilities with changes in fair value recognized in the condensed consolidated interim statements of loss and other comprehensive loss. The warrant liabilities are measured using Level 3 inputs within the fair value hierarchy.

The following table summarizes the continuity of liability-classified warrants:

	Number of Warrants	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Life (Years)	Liability Amount $
Balance, January 31, 2023	–	–	–	–
Granted (Note 7(f))	3,571,429	0.11	5.00	48,846
Change in fair value	–	–	–	176,247
Balance, January 31, 2024	3,571,429	0.11	4.12	225,093
Change in fair value	–	–	–	172,841
Balance, July 31, 2024	3,571,429	0.11	3.62	397,934

At July 31, 2024, the following liability-classified warrants were outstanding:

Number of Warrants	Exercise Price US$	Expiry Date
3,571,429	0.11	March 14, 2028

The fair values of warrant liabilities at July 31 and January 31, 2024 were estimated using the Black-Scholes option pricing model with the following assumptions:

	July 31, 2024	January 31, 2024
Risk free interest rates	3.10%	3.50%
Volatilities	113%	152%
Market prices of common shares	US$0.11	US$0.056
Expected dividends	nil%	nil%
Expected lives	3.62 years	4.12 years
Exercise prices	US$0.11	US$0.11

15

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2024 and 2023

(Expressed in Canadian dollars)

(Unaudited)

8. Share Purchase Warrants (continued)

(b)	Warrant liabilities of Med Melior

At July 31, 2024, MedMelior has 221,333 share purchase warrants with exercise prices denominated in U.S. dollars (January 31, 2024 – 318,000). When non-compensatory warrants have an exercise price denominated in a currency which is different from the functional currency of MedMelior (Canadian dollar), the warrants are treated as financial liabilities. These warrants are therefore classified as financial liabilities with changes in fair value recognized in the condensed consolidated interim statements of loss and other comprehensive loss. The warrant liabilities are measured using Level 3 inputs within the fair value hierarchy.

The following table summarizes the continuity of liability-classified warrants of MedMelior:

	Number of Warrants	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Life (Years)	Liability Amount $
Balance, January 31, 2023	96,667	1.25	1.36	20,700
Granted (Note 11)	221,333	1.25	2.00	72,190
Change in fair value	–	–	–	(38,483)
Balance, January 31, 2024	318,000	1.25	1.02	54,407
Expired	(96,667)	–	–	–
Change in fair value	–	–	–	(22,667)
Balance, July 31, 2024	221,333	1.25	0.81	31,740

At July 31, 2024, the following liability-classified warrants of MedMelior were outstanding:

Number of Warrants	Exercise Price US$	Expiry Date
221,333	1.25	May 23, 2025

The fair values of warrant liabilities at July 31 and January 31, 2024 were estimated using the Black-Scholes option pricing model with the following assumptions:

	July 31, 2024	January 31, 2024
Risk free interest rates	4.06%	4.71%
Volatilities	101%	101%
Market prices of common shares	US$0.63	US$0.63
Expected dividends	nil%	nil%
Expected lives	0.81 years	0.36 to 1.31 years
Exercise price	US$1.25	US$1.25

16

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2024 and 2023

(Expressed in Canadian dollars)

(Unaudited)

8. Share Purchase Warrants (continued)

(c)	Equity-classified warrants

The following table summarizes the continuity of equity-classified share purchase warrants:

	Number of Warrants	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)

Balance, January 31, 2023	30,140,643	0.52	1.21
Granted	23,104,000	0.14	4.24
Expired	(438,095)	(0.70)	–

Balance, January 31, 2024	52,806,548	0.35	1.90
Granted (Notes 5(a), 5(b), 5(c), 5(e), 7(b), 7(c), 7(d) and 13)	13,701,041	0.12	1.93
Expired	(23,316,250)	(0.50)	–

Balance, July 31, 2024	43,191,339	0.20	2.39

At July 31, 2024, the following equity-classified warrants were outstanding:

Number of Warrants	Exercise Price $	Expiry Date

840,000	0.10	March 14, 2025
3,064,000	0.10	August 30, 2025
6,386,298	0.60	December 2, 2025(1)
2,000,000	0.10	December 14, 2025
3,035,342	0.10	December 31, 2025
78,000	0.10	February 28, 2026
168,000	0.10	March 27, 2026
36,000	0.10	April 29, 2026
5,300,000	0.13	June 13, 2026
1,750,000	0.13	July 1, 2026
350,000	0.10	August 31, 2026
2,983,699	0.10	September 27, 2026
15,000,000	0.15	March 14, 2028
2,200,000	0.15	July 9, 2028
43,191,339

(1) Effective December 1, 2023, original expiry date of December 2, 2023 was amended to December 2, 2025.

17

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2024 and 2023

(Expressed in Canadian dollars)

(Unaudited)

8. Share Purchase Warrants (continued)

The fair values of equity-classified warrants issued as brokers’ warrants (Notes 5(b), 5(c), 5(e) and 7(e)) during the six months ended July 31, 2024 and 2023 were estimated using the Black-Scholes option pricing model with the following assumptions:

	July 31, 2024	July 31, 2023
Dates of grants	February 29, March 28 and April 30, 2024	March 14, 2023
Risk free interest rates	4.13% to 4.33%	3.72%
Volatilities	114% to 115%	114%
Market prices of common shares	$0.085 to $0.10	$0.085
Expected dividends	nil%	nil%
Expected lives	Two (2) years	Two (2) years
Exercise prices	$0.10	$0.10

The fair values of equity-classified warrants issued during the six months ended July 31, 2024 and 2023 pursuant to the Company’s financings (Notes 7(c), 7(d), 7(e) and 7(g)) and conversions of convertible debentures (Notes 5(a), 5(b) and 5(c)) were estimated using the residual method.

9. Compensation Options

The following table summarizes the continuity of compensation options:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)

Outstanding and exercisable, January 31, 2023	2,486,803	0.42	1.23 / 2.23
Expired	(471,178)	(0.50)	–

Outstanding and exercisable, January 31, 2024	2,015,625	0.40	0.32
Expired	(2,015,625)	(0.40)	–

Outstanding and exercisable, July 31, 2024	–	–	–

10. Long-term Incentive Plans

Effective October 1, 2019, the Company adopted a long-term incentive plan. Under this plan, the Company may grant share purchase options, restricted stock units (“RSU”), performance stock units (“PSU”) or deferred share units to its directors, officers, employees and consultants up to an amount as determined by the Company and will be no more than 10% of its outstanding common shares on a fully-diluted basis. RSUs, PSUs and deferred share units are settled in common shares. The exercise price of the share purchase options will be determined by the Company and will be no less than market price on grant date.

Effective June 29, 2018, the Company’s subsidiary, MedMelior, adopted a stock option plan. Under this plan, MedMelior may grant options to its directors, officers, employees and consultants up to an amount as determined by MedMelior. The exercise price of the options will be determined by MedMelior.

18

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2024 and 2023

(Expressed in Canadian dollars)

(Unaudited)

10. Long-term Incentive Plans (continued)

(a)	Performance Stock Units

The following table summarizes the continuity of the Company’s PSUs:

Number of PSUs

Outstanding, July 31, 2024, January 31, 2024 and January 31, 2023	25,000

PSUs vested on March 31, 2021 and are settled by delivery of a notice of settlement by the PSU holder. At July 31, 2024, 25,000 PSUs were vested but not yet settled (January 31, 2024 – 25,000).

(b)	Share Purchase Options

The following table summarizes the continuity of the Company’s share purchase options:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)
Outstanding, January 31, 2023	6,270,000	0.38	1.93
Granted	6,045,000	0.07	3.00
Forfeited/expired	(2,100,000)	(0.60)	–
Outstanding, July 31 and January 31, 2024	10,215,000	0.15	1.44 / 1.94

Additional information regarding share purchase options as of July 31, 2024, is as follows:

Options Outstanding	Options Exercisable	Exercise Price $	Expiry Date	Vesting Terms

20,000	20,000	0.16	December 11, 2024	100% on grant date
2,100,000	2,100,000	0.17	February 28, 2025	33.33% every six months
180,000	180,000	1.80	May 5, 2025	25% every six months
50,000	50,000	2.40	May 10, 2025	16.66% every six months
20,000	20,000	1.80	May 21, 2025	16.66% every six months
1,800,000	1,800,000	0.16	January 12, 2026	25% every six months
5,595,000	4,196,250	0.075	May 1, 2026	25% every six months
200,000	150,000	0.07	June 19, 2026	25% every six months
250,000	250,000	0.07	July 31, 2026	40% on grant date; 20% every two months thereafter
10,215,000	8,766,250

19

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2024 and 2023

(Expressed in Canadian dollars)

(Unaudited)

10.   Long-term Incentive Plans (continued)

The fair value of share-based payment expense was estimated using the Black-Scholes option pricing model and the following assumptions:

	July 31, 2024	July 31, 2023
Dates of grant or valuation	July 31, 2024	May 2 to July 31, 2023
Risk free interest rates	3.59%	3.48% to 4.79%
Volatilities	108%	114% to 144%
Market prices of common shares on valuation date	0.145	$0.07 to $0.075
Expected dividends	nil%	nil%
Expected lives	1.45 to 1.88 years	2.5 to 3 years
Exercise prices	$0.075 to $0.16	$0.07 to $0.16

Fair value of share purchase options at measurement date ranged from $0.07 to $0.10.  For the three and six months ended July 31, 2024, share-based payment expense related to share purchase options totaled $24,537 and $72,221, respectively, and have been recorded in the Company’s condensed consolidated interim statements of loss and other comprehensive loss (three and six months ended July 31, 2023 - $209,334 and $270,228, respectively).  $14,651 of share-based payment expense has yet to be recognized and will be recognized in future periods.

(c)	Share Purchase Options of MedMelior

The following table summarizes the continuity of MedMelior’s share purchase options:

	Number of Options	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (Years)

Outstanding, January 31, 2024 and 2023	1,100,000	0.10	0.91 / 1.91
Granted (Note 13)	2,200,000	0.10	1.50
Outstanding, July 31, 2024	3,300,000	0.10	0.96

Additional information regarding share purchase options of MedMelior as of July 31, 2024 is as follows:

Options Outstanding	Options Exercisable	Exercise Price $	Expiry Date	Vesting Terms

1,100,000	1,100,000	0.10	December 28, 2024	25% every six months
2,200,000	2,200,000	0.10	October 24, 2025	April 25, 2024
3,300,000	3,300,000

20

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2024 and 2023

(Expressed in Canadian dollars)

(Unaudited)

10. Long-term Incentive Plans (continued)

The fair value of share-based payment expense was estimated on grant date during the six months ended July 31, 2024 using the Black-Scholes option pricing model and the following assumptions:

•	Date of grant: April 25, 2024
•	Risk free interest rate: 4.44%
•	Volatility: 101%
•	Market price of common shares on grant date: $0.81
•	Expected dividends: nil%
•	Expected life: 1.5 years
•	Exercise price: $0.10

For the three and six months ended July 31, 2024, share-based payments related to share purchase options totaled $nil and $1,575,919, respectively, and have been recorded in the Company’s condensed consolidated interim statements of loss and other comprehensive loss (three and six months ended July 31, 2023 - $22,871 and $56,240, respectively).

11. Non-controlling Interests

As at July 31, 2024, 9.14% of MedMelior’s ownership interest is held by NCI (January 31, 2024 – 6.45%).

During the six months ended July 31, 2024, MedMelior issued 1,893,333 common shares pursuant to the settlement of $284,000 of outstanding compensation to officers (Note 13). During the six months ended July 31, 2023, MedMelior issued 442,667 common shares and 221,333 share purchase warrants to NCI for gross proceeds of $428,575, of which $72,190 was allocated to liability classified warrants (Note 8(b)). Each share purchase warrant entitles the holder to purchase one common share of MedMelior at an exercise price of US$1.25 and expires on May 23, 2025.

During the three and six months ended July 31, 2024, net loss allocated to NCI totaled $8,825 and $111,328, respectively (three and six months ended July 31, 2023 - $8,312 and $600,247, respectively) and net comprehensive loss allocated to NCI totaled $8,623 and $111,443, respectively (three and six months ended July 31, 2023 - $8,371 and $600,551, respectively). During the six months ended July 31, 2024, MedMelior received $20,240 in subscription proceeds.

21

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2024 and 2023

(Expressed in Canadian dollars)

(Unaudited)

12. Supplemental Cash Flow Disclosures

	July 31, 2024 $	July 31, 2023 $
Supplemental disclosures:
Interest paid	25,964	–
Non-cash investing and financing activities:
Common shares issued for settlement of debts	19,688	–
Common shares of MedMelior issued for settlement of amounts due to related parties	284,000	–
Brokers’ warrants granted as share issue costs	–	39,972
Brokers’ warrants granted as issue costs for convertible debentures	14,606	–
Common shares and share purchase warrants issued on conversion of convertible debentures and accrued interest	636,905	–
Capital contribution through forgiveness of debts	–	469,129

13. Related Party Transactions

Key Management Compensation

Key management includes those persons having authority and responsibility for planning, directing and controlling the activities, directly or indirectly, of the Company and includes the chief executive officer, chief operating officer and chief financial officer. During the three and six months ended July 31, 2024, compensation of key management and directors of the Company, consisting of salaries, director fees and share-based payments, totaled $349,034 and $1,864,352, respectively (three and six months ended July 31, 2023 - $491,972 and $848,234, respectively), of which $93,584 and $1,354,295, respectively, were share-based payments related to share purchase options (three and six months ended July 31, 2023 - $223,920 and $310,844, respectively). During the six months ended July 31, 2024:

•	No share purchase options were granted to directors and officers (six months ended July 31, 2023 – 5,595,000)
•	No share purchase options for officers expired (six months ended July 31, 2023 – 700,000).
•	MedMelior granted 1,800,000 share purchase options to the Company’s officers and directors (six months ended July 31, 2023 – nil).

Other Related Party Transactions

At July 31, 2024, the Company owed $883,477 to key management and directors (January 31, 2024 - $1,295,199), of which $231,527 bear interest at 8% per annum (January 31, 2024 - $229,781), and accounts payable and accrued liabilities include $552,360 owed to a former director of MedMelior (January 31, 2024 - $535,880).

Other related party transactions include:

•	In July 2024, outstanding compensation to the Company’s officers totaling $284,000 were settled through the issuance of 1,893,333 common shares of MedMelior (Note 11).

22

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2024 and 2023

(Expressed in Canadian dollars)

(Unaudited)

13. Related Party Transactions

•	In July 2024, $125,000 and $100,000 of convertible debentures originally issued to the Company’s Chief Executive Officer in December 2023 and March 2024, respectively, were converted into a total of 2,250,000 common shares and 2,250,000 share purchase warrants (Notes 5(a) and 5(c)).
•	In June 2024, the Company issued 500,000 common shares and 500,000 share purchase warrants to its Chief Executive Officer for gross proceeds of $50,000 (Note 7(c)).
•	In April 2024, $107,904 of accrued advisory fees to directors were forgiven.
•	In March 2024, the Company issued convertible debentures of $100,000 to its Chief Executive Officer (Note 5(c)).
•	In April 2023, $469,129 of amounts owing to officers in MedMelior were forgiven.
•	In March 2023, the Company issued 2,000,000 units to its Chief Executive Officer for gross proceeds received of $200,000 (Note 7(e)).
•	During the six months ended July 31, 2023, the Company recorded $60,000 in subscription proceeds from its Chief Executive Officer.

14. Commitments and Contingencies

(a)

In November 2019, the Company’s former chief executive officer filed an originating application with the Superior Court in the province of Quebec for damages stemming from a termination of employment. The former chief executive officer was seeking payment of amounts totaling approximately $1 million, exercisability of his share purchase options until the original expiry dates, issuance of 600,000 share purchase options and an order that the Company not issue further common shares. In December 2023, this claim was settled for $120,000 to be paid in 12 equal monthly instalments beginning January 1, 2024.

(b)

In March 2021, Olymbec Development Inc. (“Olymbec”) filed a judicial demand before the Superior Court (Civil Division) of Quebec and a judgement for a safeguard order was obtained by Olymbec against Pivot Pharmaceuticals Manufacturing Corp. (“Pivot”), a former subsidiary, and the Company, as guarantor of the lease at 285-295 Kesmark Street, Quebec (the “Lease”), ordering Pivot and the Company to jointly pay the full amount of the Lease on the first day of each month. In May 2021, a judgement for a safeguard order was issued ordering Pivot and the Company to provide post-dated cheques for monthly lease payments for the months of June through November 2021. In June 2021, a judgement granted Pivot and the Company until June 30, 2021 to pay the outstanding lease totaling $124,223 and to deliver post-dated cheques each in the amount of $49,410.51 for monthly lease payments for the months of July through November 2021, which were completed. Olymbec is also claiming administrative fees of approximately $36,500 resulting from Pivot’s default on its monthly lease. On October 11, 2023, the trial on merits of Olymbec’s claim was scheduled for December 16, 2024. On October 25, 2023, Olymbec terminated the Lease. An order for Pivot’s bankruptcy (“Pivot Bankruptcy”) was granted on December 11, 2023 by the Superior Court (Commercial Division) of Quebec. Such bankruptcy proceedings are ongoing and the Company is aware that Olymbec may be claiming amounts in the Pivot Bankruptcy proceedings for rental arrears, administrative fees, termination penalty and damages of up to $1.1 million.

(c)

The Company is a guarantor on the Lease (Note 14(b)), which was assigned together with the sale of Pivot in October 2020 pursuant to which the Company has recorded a financial guarantee liability of $1,141,262 (January 31, 2024 - $1,141,262) based on its best estimate of potential future loss.

23

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2024 and 2023

(Expressed in Canadian dollars)

(Unaudited)

14. Commitments and Contingencies (continued)

The following table summarizes the continuity of financial guarantee liability:

Financial Guarantee Liability $
Balance, January 31, 2023	1,107,212
Change in carrying value	34,050
Balance, July 31 and January 31, 2024	1,141,262

Current, July 31, 2024	550,392
Non-current, July 31, 2024	590,870
Balance, July 31, 2024	1,141,262

(d)

The Company and MedMelior were named as defendants in a lawsuit before the Supreme Court of the State of New York, New York County (“State Court”) by a former director of MedMelior, who served as director prior to MedMelior’s amalgamation with the Company. This former director filed a verified complaint on January 20, 2022, seeking compensatory and punitive damages in amounts believed by the Company to be in excess of US$2 million and US$10 million, respectively. During March 2022, the Company filed a motion to dismiss the complaint on the basis of inconvenient forum and for lack of jurisdiction. On December 1, 2022, following oral argument on the motion, the State Court dismissed the complaint in its entirety. On April 29, 2022, in response to the Company’s then-pending motion to dismiss, the former director filed a separate, parallel action, naming the Company and MedMelior before the United States District Court for the Southern District of New York (“Federal Court”), asserting substantially the same claims as in the State Court action. On March 3, 2023, the Company filed a motion to dismiss the claims filed in the Federal Court on the basis of inconvenient forum and for lack of jurisdiction. On November 27, 2023, the Federal Court dismissed the claims in their entirety. With dismissals by both the State and Federal Courts, the former director’s claims against the Company and MedMelior are no longer pending in the United States.

(e)	In January 2022, a statement of claim was filed against the Company by a third party for breach of a marketing contract. In March 2023, this claim was settled for $30,000.

(f)

At July 31, 2024, certain of the Company’s research and development programs, with a total contracted amount of $5.34 million, were in progress of which the Company has paid $3.40 million and a further $1.94 million remains to be paid in future periods.

15. Operating Segment

The Company operates in one industry segment, development of patented pharmaceuticals within one geographical area. All of the Company’s long-lived assets are located in Canada.

24

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2024 and 2023

(Expressed in Canadian dollars)

(Unaudited)

16. Fair Value Measurements

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

Financial assets and liabilities measured at fair value in the statement of financial position are grouped into three levels of fair value hierarchy. The three levels are defined based on the observability of the significant inputs to the measurement, as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and,

•	Level 3: unobservable inputs for the assets or liabilities.

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level.

The carrying values of amounts receivable excluding tax receivables, due to related parties, amounts payable and accrued liabilities and current portion of convertible debentures approximate the fair values due to the short-term nature of these items. The fair values of the non-current portion of convertible debentures and loans payable are partially derived from market interest rates. The risk of material change in fair value is not considered to be significant due to a relatively short-term nature. The Company does not use derivative financial instruments to manage this risk.

The following is an analysis of the Company’s financial assets and liabilities at fair value as at July 31 and January 31, 2024:

	As at July 31, 2024
	Level 1 $	Level 2 $	Level 3 $

Cash	126,305	–	–
Financial guarantee liability	–	–	1,141,262
Warrant liabilities	–	–	429,674

	As at January 31, 2024
	Level 1 $	Level 2 $	Level 3 $

Cash	37,384	–	–
Financial guarantee liability	–	–	1,141,262
Warrant liabilities	–	–	279,500

There were no transfers between level 1, 2 and 3 inputs during the year.

25

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2024 and 2023

(Expressed in Canadian dollars)

(Unaudited)

17. Management of Financial Risk

The Company’s financial instruments are exposed to certain risks as summarized below:

(a)	Credit risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s cash is held through reputable financial institutions in Canada and Australia. The carrying amounts of cash represent the maximum exposure to credit risk. As at July 31, 2024, this amounted to $126,305.

(b)	Interest rate risk

Interest rate risk is the risk that fair values of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages liquidity risk through the management of its capital structure (Note 18). Accounts payable and accrued liabilities, due to related parties, current portion of financial guarantee liability and current portion of convertible debentures are due within the current operating period.

The table below summarizes the maturity profile of the Company’s financial liabilities at July 31, 2024 based on contractual undiscounted payments:

	0 – 12 Months $	Over 12 Months $
Accounts payable and accrued liabilities	4,764,638	–
Due to related parties	883,477	–
Financial guarantee liability	550,392	590,870
Convertible debentures	28,550	684,215
Loans payable	–	90,041
Warrant liabilities	31,740	397,934

(d)	Currency risk

Currency risk is the risk of loss due to fluctuation of foreign exchange rates and the effects of these fluctuations on foreign currency denominated monetary assets and liabilities. A 5% change in exchange rates will increase or decrease the Company’s loss by approximately $182,000. The Company does not invest in derivatives to mitigate these risks.

26

BETTERLIFE PHARMA INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended July 31, 2024 and 2023

(Expressed in Canadian dollars)

(Unaudited)

18. Management of Capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and commercialization of patented pharmaceuticals, and to maintain a flexible capital structure. The Company considers its capital to be its shareholders’ equity.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its assets. To maintain or adjust its capital structure, the Company may issue new common shares or debentures, acquire or dispose of assets or adjust the amount of cash.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. In order to maximize ongoing development efforts, the Company does not pay out dividends. There are no external restrictions on the Company’s capital.

27